Exhibit 12.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

(In thousands)	Years Ended December 31,
	2014	2013	2012
Net loss	$(66,742)	$(29,636)	$(15,087)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A
Coverage deficiency	$(66,742)	$(29,636)	$(15,087)

(1)	We did not record earnings for the years ended December 31, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.